Exhibit 2.1

CONFIDENTIAL

Execution Version

AMENDMENT NO. 1

TO ASSET PURCHASE AGREEMENT

This Amendment No. 1 to the Asset Purchase Agreement (this “Amendment”) is entered into as of July 3, 2023 (the “Amendment Effective Date”), by and among Laboratory Corporation of America Holdings, a Delaware corporation (“Buyer”), Enzo Clinical Labs, Inc., a New York corporation (“Seller”), and Enzo Biochem, Inc., a New York corporation (“Seller Parent”). Buyer, Seller and Seller Parent are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Asset Purchase Agreement (as defined below), and all references to Sections herein are references to Sections of the Asset Purchase Agreement.

RECITALS

WHEREAS, the Parties entered into an Asset Purchase Agreement dated as of March 16, 2023 relating to the purchase by Buyer of certain assets related to the Business (the “Asset Purchase Agreement”);

WHEREAS, on May 1, 2023 the waiting period applicable to the transactions contemplated by the Asset Purchase Agreement and the other Transaction Documents under the HSR Act expired;

WHEREAS, on May 22, 2023 Stockholder Approval was obtained in accordance with applicable Law;

WHEREAS, the Parties have agreed to revise certain terms of the Asset Purchase Agreement;

WHEREAS, the Parties desire to amend the Asset Purchase Agreement as set forth herein to reflect such agreement; and

WHEREAS, Section 10.13 of the Asset Purchase Agreement provides that any amendment to the Asset Purchase Agreement shall be made in writing and signed by each Party.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements, representations, and warranties contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and incorporating the above recitals with and into this Amendment, the Parties hereby agree as follows:

1.	Amendment.

1.1 The following defined terms are hereby added to Section 1.1 of the Asset Purchase Agreement:

“Amendment” means that certain Amendment No.1 to Asset Purchase Agreement dated as of July 3, 2023 (the “Amendment Effective Date”) by and among the Parties.

“Buyer Receivable” means all Liabilities of Seller, Seller Parent or their respective Affiliates to Buyer for reference testing services performed by Buyer or its Affiliates prior to the Closing , including pursuant to invoices up to and including May 27, 2023 for client account numbers 31002760, 88040331, and 88611401.

1.2 The definition of “Debt Amount” in Section 1.1 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(yy) “Debt Amount” means (i) all Liabilities of Seller or Seller Parent under any Assigned Contract outstanding as of immediately prior to the Closing (“Pre-Closing Lease Obligations”), (ii) all Buyer Receivables outstanding as of immediately prior to the Closing and (iii) all Debt of Seller, Seller Parent or their Affiliates that shall be paid off at the Closing pursuant to Section 2.8(a)(iv); provided that the Debt Amount may not exceed the total amount of the Purchase Price before the exclusion of the Debt Amount.

1.3 The definition of “Retention Bonus Amount” in Section 1.1 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(kkkkkkk) “Retention Bonus Amount” means an amount equal to the lesser of (x) one-half of the aggregate amount of the retention bonuses previously paid or to be paid by Seller to Business Employees, in each case, in connection with the transactions contemplated by this Agreement, and which shall include the retention bonus amounts paid to the employees set forth on Schedule 1.1(kkkkkkk) and (y) $1,600,000.

1.4 A new Schedule 1.1(kkkkkkk) in the form attached hereto as Exhibit A shall be added to the Agreement Purchase Agreement.

1.5 Section 2.2 of the Asset Purchase Agreement is hereby amended by changing the reference from “120 days” to “127 days”.

1.6 Section 2.3(a) of the Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(a) On July 17, 2023, as payment for the Acquired Assets, Buyer shall pay to Seller $30,000,000, which amount represents an upfront payment of the Purchase Price that shall be fully credited against the amount paid by Buyer to Seller at Closing and shall be fully refundable to Buyer within two Business Days upon termination of this Agreement pursuant to Article VIII (the “Earnest Money Deposit”) as provided in Section 2.3(f) below. At the Closing, as payment for the Acquired Assets, Buyer shall pay to Seller $113,250,000 minus (i) the Estimated Vacation Rollover Amount plus (ii) the Estimated Prepaid Amount minus (iii) the Escrow Amount minus (iv) the Estimated Debt Amount minus (v) the Aggregate Ticking Fee Closing Payment plus (vi) the Retention Bonus Amount minus (vii) the Earnest Money Deposit and minus (viii) any amounts deducted for motor vehicles as provided in Section 2.8(a)(ix) below (such collective amount, as may be adjusted by this Section 2.3, the “Purchase Price”), by wire transfer of immediately available funds in lawful currency of the United States of America to the account designated by Seller in writing at least four Business Days prior to the Closing. At the Closing, Buyer shall (x) deposit the Escrow Amount in accordance with Section 2.10 and (y) deliver or cause to be delivered on behalf of Seller or Seller Parent the amount payable to each holder of Debt identified in the Payoff Letters in order to fully discharge such Debt and terminate all applicable obligations and Liabilities of Seller or Seller Parent related thereto, as specified in the Payoff Letters and in accordance with this Agreement. Seller shall pay the portion of the Retention Bonus Amount payable to Business Employees (less any applicable Tax withholding) who are not Hired Employees (the “Seller Retention Bonus Amount”) on or before the first regularly scheduled payroll date following the Closing Date (the “Bonus Payroll Date”). If the Seller Retention Bonus Amount is not paid by Seller to such Business Employees in full on or before the Bonus Payroll Date, then the Seller Retention Bonus Amount shall be refunded to Buyer and Seller shall deposit by wire transfer of immediately available funds in lawful currency of the United States of America to an account designated in writing by Buyer an amount equal to the Seller Retention Bonus Amount within two Business Days after the Bonus Payroll Date.

1.7 Section 2.3(c) of the Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(c) No later than five Business Days prior to the Closing Date, Seller shall calculate (i) the amount of all reserves, security and other deposits, advances and prepaid expenses and credits that are assignable to Buyer and related to the Assigned Contracts or any other Acquired Asset (the “Prepaid Amount”), (ii) the Vacation Rollover Amount, (iii) the Debt Amount and (iv) the Retention Bonus Amount with respect to the applicable Business Employees, and provide to Buyer a statement setting forth each such calculation in reasonable detail with reasonable supporting documentation, including with respect to the Retention Bonus Amount the names and amounts payable to each individual employee and the date or anticipated date of the payment of such amounts to such individual employees. The Prepaid Amount set forth on such statement provided prior to the Closing (the “Estimated Prepaid Amount”), the Vacation Rollover Amount set forth on such statement provided prior to the Closing (the “Estimated Vacation Rollover Amount”) and the Debt Amount set forth on such statement provided prior to the Closing (the “Estimated Debt Amount”) shall, in each case, be used to calculate the Purchase Price to be paid by Buyer to Seller at the Closing pursuant to Section 2.3(a).

1.8 Section 2.3(d) of the Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(d) As soon as reasonably practicable after the Closing Date, but in any event no later than 90 days thereafter, Buyer will calculate the Prepaid Amount, the Vacation Rollover Amount, and the Debt Amount and provide Seller with a statement (the “Post-Closing Adjustment Statement”) setting forth each such calculation in reasonable detail with reasonable supporting documentation. The Post-Closing Adjustment Statement will be deemed to be accepted by Seller and shall be conclusive for purposes of determining the Prepaid Amount, the Vacation Rollover Amount, and the Debt Amount, unless Seller delivers to Buyer, within 30 days following receipt of the Post-Closing Adjustment Statement from Buyer, a notice (each, a “Post-Closing Adjustment Objection Notice”) setting forth Seller’s objections to such Post-Closing Adjustment Statement in reasonable detail. If Seller and Buyer fail to resolve the issues raised in the Post-Closing Adjustment Objection Notice within 30 days of Buyer’s receipt of the Post-Closing Adjustment Objection Notice, Seller and Buyer shall submit the items under dispute in the Post-Closing Adjustment Statement (the “Disputed Items”) to Ernst & Young LLP (or if such firm is unable to serve, another nationally recognized independent firm jointly chosen by Buyer and Seller) (the “Independent Accountant”), for resolution in accordance with the dispute resolution provisions set forth in Section 2.3(d) and the relevant terms of this Agreement. Within ten Business Days following the final determination of the Prepaid Amount, the Vacation Rollover Amount, and the Debt Amount, in each case, pursuant to this Section 2.3(c) (such amounts as so finally determined pursuant to this Section 2.3(c), the “Final Prepaid Amount”, the “Final Vacation Rollover Amount”, and the “Final Debt Amount”), (w) if the difference of (1) the Final Prepaid Amount minus (2) the sum of (A) the Final Vacation Rollover Amount and (B) the Final Debt Amount is greater than (x) the difference of (1) the Estimated Prepaid Amount minus (2) the sum of (A) the Estimated Vacation Rollover Amount and (B) the Estimated Debt Amount, Buyer shall pay such difference to Seller, and (y) if the difference of (1) the Final Prepaid Amount minus (2) the sum of (A) the Final Vacation Rollover Amount and (B) the Final Debt Amount is less than (z) the difference of (1) the Estimated Prepaid Amount minus (2) the sum of (A) the Estimated Vacation Rollover Amount and (B) the Estimated Debt Amount, Seller and Seller Parent shall pay such difference to Buyer. Any payments required to be made pursuant to this Section 2.3(c) shall be made by wire transfer of immediately available funds in lawful currency of the United States of America to the account designated by Seller or Buyer, as applicable, in writing at least four Business Days prior to the date of such payment.

1.9 Section 2.3(f) of the Asset Purchase Agreement is hereby amended by adding the following sentence to the end of Section 2.3(f):

Furthermore, if this Agreement is terminated pursuant to Article VIII, Seller shall return the Earnest Money Deposit without interest to Buyer within two Business Days after termination of this Agreement, and shall deposit by wire transfer of immediately available funds in lawful currency of the United States of America to an account designated in writing by Buyer an amount equal to the Earnest Money Deposit.

1.10 Section 2.4 of the Asset Purchase Agreement is hereby amended by deleting the fifth sentence thereof and replacing such sentence in its entirety with the following sentence:

Seller shall be liable for all amounts apportioned to periods prior to the Closing and Buyer shall be liable for all amounts apportioned to periods on and after the Closing. Buyer and Seller shall settle all prorations within 90 Business Days following the Closing Date; provided that Buyer shall have the right to withhold and set-off against any amount otherwise due to be paid by Buyer to Seller pursuant to this Section 2.4, any Pre-Closing Lease Obligations that were not otherwise taken into account in the Debt Amount deducted from the Purchase Price paid to Seller at Closing.

1.11 Section 2.8(a)(x) of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(x)	an agreement evidencing the termination of the STAT Services Agreement as of the Closing in a form reasonably acceptable to Buyer (the “STAT Services Termination Agreement”), duly executed by Seller; and

(xi)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

1.12 Section 2.8(b)(vii) of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(vii)	the STAT Services Termination Agreement, duly executed by Buyer; and

(viii)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Seller, as may be required to give effect to this Agreement.

1.13 Section 3.2 of the Asset Purchase Agreement is hereby amended by adding the following paragraph as a new Section 3.2(c):

(c) Each of Seller and Seller Parent has all requisite power and authority to execute and deliver the Amendment and to perform its obligations under the Amendment and this Agreement as amended by the Amendment and to consummate the transactions contemplated by the Amendment and this Agreement as amended by the Amendment. The execution and delivery by each of Seller and Seller Parent of the Amendment, the performance by each of Seller and Seller Parent of its obligations under the Amendment and under this Agreement as amended by the Amendment and the consummation by each of Seller and Seller Parent of the transactions contemplated the Amendment and this Agreement as amended by the Amendment, have been duly authorized by all necessary corporate action, and no other action, or approval on the part of Seller or Seller Parent or the stockholders of Seller Parent is necessary to authorize the Amendment and this Agreement as amended by the Amendment or to consummate the transactions contemplated hereby or thereby. The Amendment has been duly executed and delivered by each of Seller and Seller Parent and, assuming the due authorization, execution and delivery thereof by Buyer, constitutes the legal, valid and binding obligation of Seller and Seller Parent, enforceable against Seller and Seller Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

1.14 Schedule 5.8 of the Asset Purchase Agreement is hereby amended by deleting references to the following therefrom:

6.	4131 Richmond Avenue, Staten Island, NY 10312	Lease dated September 1, 2019 (as amended, restated and modified from time to time), by and between 4131 Richmond Avenue Corp. and Enzo Clinical Labs, Inc.
10.	248-260 Middle Country Road, Selden NY 11784	Commercial Lease (as amended, restated and modified from time to time), by and between 248-260 Middle Country Road Associates LLC and Enzo Clinical Labs, Inc.
12.	30 Newbridge Road, Suite LL2, East Meadow, NY 11554	Lease (as amended, restated and modified from time to time) by and between John Simon Realty LLC and Enzo Clinical Labs, Inc.

1.15 Schedule 5.8 of the Asset Purchase Agreement is hereby amended by adding a reference to the following:

22.	174 Edison Road, Lake Hopatcong, NJ 07849	Lease (as amended, restated and modified from time to time) by and between 174 Edison Rd, LLC and Enzo Clinical Labs, Inc.

1.16 Section 7.6 of the Asset Purchase Agreement is hereby amended by adding the following sentence to the end of Section 7.6:

Beginning on the Saturday before the Closing Date, Seller shall afford Buyer with unlimited access to the Assigned Locations for the express and limited purpose of facilitating Buyer’s integration activities with respect to the Business.

1.17 Section 8.3 of the Asset Purchase Agreement is hereby amended by adding the following new clause (c) prior to the period at the end of Section 8.3:

; or (c) a Restraint is then in effect

1.18 Section 9.1(a)(i) of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(i) any breach of or inaccuracy in any representation or warranty made by Seller or Seller Parent in this Agreement or in any Schedule or certificate delivered pursuant to this Agreement (other than the representations and warranties set forth in Section 3.2(c)), as of the Effective Date or as of the Closing Date;

1.19 Section 9.1(a) of the Asset Purchase Agreement is hereby amended by adding the following clause as a new Section 9.1(a)(v) after Section 9.1(a)(iv):

(v) (A) any breach of or inaccuracy in any representation or warranty made by Seller or Seller Parent in Section 3.2(c), as of the Amendment Effective Date or as of the Closing Date or (B) any Proceeding (1) challenging, disputing or objecting to the Amendment or performance by the Parties of this Agreement, as amended by the Amendment or the consummation of the transactions contemplated by this Agreement, as amended by the Amendment, including as a result of any failure to obtain any required approval of the stockholders of Seller Parent or otherwise comply with Seller Parent’s governing documents or applicable Law in connection therewith, or (2) alleging violations of fiduciary duty by any director, officer or agent of Seller Parent or Seller in connection with the Amendment or the transactions contemplated by this Agreement or this Agreement, as amended by the Amendment.

1.20 Section 9.6(a) is hereby amended by adding the following as a new Section 9.6(a)(vi) after Section 9.6(a)(v):

(vi) with respect to any claim by a Buyer Indemnified Party pursuant to Section 9.1(a)(v), Buyer shall be entitled to satisfy the Losses therefrom, at Buyer’s election (in its sole discretion), (A) from the Escrow Fund in the Escrow Account, or (B) from Seller or Seller Parent directly.

2.	Effect of this Amendment.

2.1 The Asset Purchase Agreement as amended by this Amendment comprises the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof. Except as specifically provided in this Amendment, and as the context of this Amendment otherwise may require to give effect to the intent and purposes of this Amendment, the Asset Purchase Agreement shall remain in full force and effect without any other amendments or modifications and all references to “this Agreement” set forth in the Asset Purchase Agreement shall refer to the Asset Purchase Agreement as amended by this Amendment.

2.2 Each Party agrees and acknowledges that, solely for purposes of determining whether the conditions to Closing set forth in Article VI of the Asset Purchase Agreement, as amended by this Amendment, are satisfied and not for any other purpose, each Party waives any breaches of any representations, warranties or covenants by the other Parties occurring prior to the Amendment Effective Date; provided that such Party was aware of the breach prior to the Amendment Effective Date. Each Party further agrees and acknowledges that, except as set forth in the foregoing sentence, the Closing of the transactions contemplated by the Asset Purchase Agreement, as amended by this Amendment, does not and shall not operate as a waiver or be deemed to relieve any other Party or any of their respective Affiliates of any of their obligations under the Asset Purchase Agreement, this Amendment or any other Transaction Document that were to be taken or satisfied prior to or on the Closing and that were not complied with prior to Closing (whether or not such Party was aware of such non-compliance). The Parties further agree and acknowledge that, except as set forth in the first sentence of this Section 2.2, (i) any amendments, restatements, eliminations, replacements or deletions of any of the provisions of the Asset Purchase Agreement by virtue of this Amendment shall not operate as a waiver of or consent to any breach or default of any Party’s obligations under any such provisions occurring prior to the Amendment Effective Date and (ii) no such amendments, restatements, eliminations, replacements or deletions of any such provisions shall relieve a defaulting or breaching Party from any Liability arising out of or relating to a breach or default of a Party’s obligations under any such provisions occurring prior to the Amendment Effective Date.

3. Amended STAT Services Agreement Term Extension. The Parties hereto acknowledge and agree that this Amendment constitutes written notice of Buyer’s intention to exercise its right to extend the Amended STAT Services Agreement term through August 17, 2023, pursuant to Section 13 of the Amended STAT Services Agreement, and that such term is so extended.

4. Incorporation. The provisions of Sections 10.1 (Notices), 10.2 (Interpretation), 10.3 (Rules of Construction), 10.5 (Jurisdiction; Governing Law), 10.6 (Waiver of Jury Trial), 10.7 (Severability), 10.10 (Assignment), 10.11 (No Third-Party Beneficiaries), 10.13 (Amendments and Waivers), and 10.16 (Counterparts) of the Asset Purchase Agreement are hereby incorporated into, and shall be deemed to apply to, this Amendment, mutatis mutandis.

(Signature pages follow)

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 to Asset Purchase Agreement as of the date first written above.

BUYER:

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ William B. Haas
Name:	William B. Haas
Title:	Senior Vice President

[Signature Page to Amendment No. 1 to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 to Asset Purchase Agreement as of the date first written above.

SELLER:

ENZO CLINICAL LABS INC.

By:	/s/ Hamid Erfanian
Name:	Hamid Erfanian
Title:	Chief Executive Officer

SELLER PARENT:

ENZO BIOCHEM, INC.

By:	/s/ Hamid Erfanian
Name:	Hamid Erfanian
Title:	Chief Executive Officer

Exhibit A

Schedule 1.1(kkkkkkk)